UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 31, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Remark Media, Inc.

File No. 001-33720 - CF#29120

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Remark Media, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 26, 2012, as amended on November 27, 2012, March 25, 2013, May 10, 2013 and September 26, 2013.

Based on representations by Remark Media, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 31, 2014
Exhibit 10.2	through June 30, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary